Exhibit A

Orange Niger Selects Ceragon to Modernize the Backbone of its Network in Support of Aggressive 4G Deployment

August 3, 2020

Orange Niger Selects Ceragon to Modernize the Backbone of its Network in Support of Aggressive 4G Deployment

Orange Niger to launch new 4G services and substantially improve its customers’ experience with Ceragon’s high-capacity, small footprint wireless backhaul solutions

Little Falls, New Jersey, August 3, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, announced today that Orange Niger, the second largest mobile operator in Niger, has selected its wireless backhaul solutions and services to modernize its nationwide backbone network to 4G. In this multi-million-dollar project, Ceragon will enable Orange Niger to leapfrog to 4G, starting with the capital city of Niamey and expanding to other major cities to secure over 1 million 4G subscribers by the end of 2020.

To deliver on its vision of building digital Africa, Orange Niger requires a high power, scalable and ultra-reliable wireless backbone network which delivers 4Gbps backbone capacity to meet 4G services and experiences for subscribers. By selecting Ceragon’s IP-20 platform, Orange Niger is able to double its backbone capacity, utilizing new and wider regulatory spectrum allocations of 112MHz. The combination of ultra-high power radios, and Ceragon’s wide channel multicore technology with Advanced Space Diversity techniques, allows Orange Niger to achieve the 4G capacity and coverage it needs, using 50% less hardware, with smaller and fewer antennas.

With Ceragon’s professional services, including network planning and rollout, Orange Niger is able to achieve faster, more accurate first-time right installations that will meet its subscriber acquisition targets. All in all, Ceragon’s solutions and services deliver Orange Niger significant savings in equipment, real estate, energy, installation and maintenance costs and time.

“We are pleased to partner with Ceragon,” said Souleymane Diallo, CEO of Orange Niger. “Ceragon’s proven track record, combined with its leading-edge technology and services, allow us to rapidly launch our new 4G network services and offer our customers an incomparable experience. With Ceragon we are able to meet the growing mobile traffic demand in Niger with uncompromised service reliability.”

“We look forward to a long-standing partnership with Orange Niger, supporting the delivery of its ambitious 4G strategy and plans for a fast roll-out,” said Ira Palti, president and CEO of Ceragon. “We are committed to continue to work with Orange Niger hand-in-hand to deliver innovative wireless hauling solutions that support its business targets today, and well into the country’s 5G future.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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